FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of October, 2007
Commission File Number: 001-12518
Banco Santander, S.A.
(Translation of registrant’s name into English)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1
Material fact dated October 17, 2007 relating to the settlement of the tender offer for the ordinary shares of ABN AMRO Holding N.V. and the issuance of mandatorily convertible bonds for an amount of €7,000 million.

Item 1
MATERIAL FACT
Banco Santander announces that settlement of the tender offer for the ordinary shares of ABN AMRO Holding N.V. (“ABN Amro”), the initial acceptance period for which concluded on 5th October 2007, has taken place today.
Once that the settlement has taken place, and pursuant to the prospectus regarding the Valores Santander filed with the National Securities Market Commission on 19th September 2007 (the “Prospectus”), the Board of Directors of Banco Santander has proceeded to issue mandatorily convertible bonds for an amount of 7,000 million Euro. Such bonds will be subscribed for by Santander Emisora 150, S.A.U., a wholly owned subsidiary of the Bank which issued the Valores Santander.
Accordingly, from 19th October 2007, the Valores Santander will become mandatorily exchangeable for the bonds now being issued, which in turn are mandatorily convertible into shares of Banco Santander. As a result, the Valores Santander will not be early redeemed on 4th October 2008.
The reference price of the shares of Banco Santander for conversion purposes has been established at 16.04 euro per share.
This price is the result of applying 116% (the conversion premium contemplated in the Prospectus) to the arithmetical average of the average weighted prices of the Banco Santander share on the Spanish Continuous Market during the five stock market trading days prior to 17th October 2007, which was 13.83 euro.
The conversion ratio of the bonds into shares (i.e., the number of Banco Santander shares corresponding to each Valor Santander for conversion purposes) has been established at 311.76 shares for each Valor Santander.
This conversion ratio is the result of dividing the nominal value of each Valor Santander Security (5,000 euro) by the reference price stated above (16.04 euro).
Admission for listing of the Valores Santander on the Fixed Income Electronic Market of the Madrid Stock Exchange will occur no later than 4th November 2007.
Boadilla del Monte (Madrid), 17th October 2007

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: October 18, 2007	By:	/s/ José Antonio Alvarez
		Name:	José Antonio Alvarez
		Title:	Executive Vice President